OMV Aktiengesellschaft

May 23, 2007

OMV and Gazprom step up cooperation in gas business

- Shared goal of improving security of supply in Europe
- Gazprom plans to participate in Central European Gas Hub
- Baumgarten gas hub to become the most important in continental Europe
- Joint storage projects to contribute to secure supply in Europe

On the occasion of a visit to Austria by Vladimir Putin, President of the Russian Federation, Wolfgang Ruttenstorfer, CEO of OMV, and Alexey Miller, Chairman of the Board of Directors of Gazprom, have signed a Memorandum of Understanding on further cooperation in the gas business. The two companies have stated their interests to work together more closely on the Central European Gas Hub at Baumgarten, Austria, and on gas storage. By signing the Memorandum on May 23 2007, both companies are seeking to strengthen security of gas supply in Europe.

In 1968, OMV became the first Western European company to conclude a gas supply agreement with the former Soviet Union. This partnership, dating back nearly 40 years, was greatly strengthened in September 2006 with the extension of the gas supply agreements to 2027. In all, the agreements secured a volume of nearly 150 bcm of natural gas for Austria.

The two companies are now stepping up the cooperation further. It was agreed in the Memorandum of Understanding that Gazprom will take a stake in Central European Gas Hub, a 100% subsidiary of OMV Gas International. The Baumgarten gas hub is already one of the three most important in continental Europe, handling 7.7 bcm of gas in 2006 and 1.3 bcm per month in 2007. This volume is to be increased further in future. "Our intention is jointly to develop this gas hub into the most important in continental Europe. The agreement signed today shows again that the development strategy of Gazprom corresponds to the dynamic development of the energy sector in the European union," says Alexey Miller, Chairman of Gazprom's Management Committee.

The Memorandum of Understanding also covers joint storage projects that will further boost the position of the Central European Gas Hub. OMV and Gazprom will cooperate in relation to a planned OMV storage facility close to the gas hub in Baumgarten and are also considering joint storage projects in neighbouring countries. "These integrated projects mark another milestone in the cooperation between our companies and will make a significant contribution to security of

natural gas supply in Europe," declared Wolfgang Ruttenstorfer on signing the Memorandum of Understanding.

Confidentiality has been agreed concerning all other details.

Background information:

Central European Gas Hub:
The Central European Gas Hub (CEGH) is a 100% subsidiary of OMV Gas International and one of the most important hubs for natural gas in Central Europe. It provides an international gas trading platform at Baumgarten and other bordering points of the Austrian network.

In 2006 CEGH posted trading volumes of 7.7 bcm – more than triple the level of the previous year – making it one of the three largest gas hubs in mainland Europe. This position has been further reinforced in the opening months of 2007, and trading volumes are currently around 1.3 bcm per month.

By constantly expanding the range of services and even setting up an international marketplace, with Gazprom as a potential partner, the aim is to expand Baumgarten into the largest hub in mainland Europe.

OMV Gas International:
OMV Gas International is OMV's central company in the gas field. OMV Gas International with the two business fields wholesale/trading (with the subsidiaries EconGas and Petrom's gas activities) and logistics/storage (with the subsidiaries OMV Gas, Central European Gas Hub, Nabucco Gas Pipeline International, Adria LNG) is one of the leading gas trading and logistics companies in Central Europe. In 2006, OMV Gas and EconGas sold 9.1 bcm in the business field of wholesale/trading, Petrom Gas sold 5.0 bcm. The sold transportation capacities in transit lines in Austria amounted to approx. 47 bcm/year of gas. In addition to supplying gas for Austria, these lines carry gas to Germany, Italy, France, Slovenia, Croatia and Hungary. OMV is therefore an important component of Europe's gas network, and therefore a central gas hub for Europe. With an exchanged volume of approx. 1.3 bcm per month in 2007, the Central European Gas Hub developed into one of the three most important gas platforms in continental Europe.

Gazprom:
Gazprom is the world's largest gas company engaged in natural gas, gas condensate and oil prospecting, production, transmission, processing and marketing both inside and outside Russia.

Gazprom possesses the richest natural gas resources in the world, with its share in the overall global and Russian explored gas reserves making up some 17% and over 60%, respectively. The explored gas reserves of Gazprom Group are estimated at some 29.1 tcm.

Gazprom Group supplies natural gas to the following countries: Germany, Italy, France, Turkey, Hungary, the Czech Republic, the Slovak Republic, Poland, Austria, Finland, Belgium, Bulgaria, Romania, Serbia Montenegro, Slovenia, Croatia, Greece, Switzerland, the Netherlands, Bosnia, Macedonia, the Great Britain, Belarus, Moldova, Kazakhstan, Lithuania, Latvia, Estonia, Armenia, Azerbaijan, Georgia, and Ukraine.

OMV Aktiengesellschaft
With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June 2007** on August 16, 2007

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